Exhibit 99.3

LIFE TECHNOLOGIES CORPORATION

2013 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT GRANT NOTICE AND

RESTRICTED STOCK UNIT AGREEMENT

Life Technologies Corporation, a Delaware corporation (the “Company”), pursuant to its 2013 Equity Incentive Plan (the “Plan”), hereby grants to the individual listed below (“Holder”), an award of restricted stock units (“Restricted Stock Units” or “RSUs”) with respect to the number of shares of the Company’s Common Stock (the “Shares”) set forth below. This award of Restricted Stock Units (this “Award”) is subject to all of the terms and conditions as set forth in this Grant Notice (the “Grant Notice”) and in the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”) and the Plan, each of which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Grant Notice and the Agreement. In the event of any inconsistency between the Plan and the Agreement, the terms of the Plan shall control.

Holder:

Grant Date:

Vesting Commencement Date:

Total Number of RSUs:

Fair Market Value on Grant Date:

Distribution Schedule:	Subject to the terms of the Agreement, the RSUs shall be distributable in accordance with Section 1.1 of the Agreement.

Vesting Schedule:

Subject to the terms of the Agreement, the RSUs shall vest as follows: 25% of the RSUs shall vest on each of the first four anniversaries of the Vesting Commencement Date so long as Holder does not have a Termination of Service prior to any such vesting date (each such vesting date, a “Scheduled Vesting Date” with respect to that portion of the RSUs scheduled to vest on such date).

Notwithstanding the foregoing, if any of the foregoing vesting events occurs on a day that is not a day on which The Nasdaq Stock Market is open for trading, then the applicable vesting date shall be the next occurring day on which The Nasdaq Stock Market is open for trading.

By electronically accepting the Award, Holder agrees to be bound by the terms and conditions of the Plan, the Agreement and this Grant Notice. Holder has reviewed the Agreement, the Plan and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to accepting the Award and fully understands all provisions of this Grant Notice, the Agreement and the Plan. Holder has been provided with a copy or electronic access to a copy of the U.S. prospectus for the Plan and the tax supplement to the U.S. prospectus for Holder’s country of employment. Holder hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

EXHIBIT A

TO RESTRICTED STOCK UNIT GRANT NOTICE

RESTRICTED STOCK UNIT AGREEMENT

Pursuant to the Restricted Stock Unit Grant Notice (the “Grant Notice”) to which this Restricted Stock Unit Agreement (this “Agreement”) is attached, the Company has granted to Holder the right to receive the number of RSUs set forth in the Grant Notice, subject to all of the terms and conditions set forth in this Agreement, the Grant Notice and the Plan.

ARTICLE I.

AWARD OF RESTRICTED STOCK UNITS

1.1 Award of Restricted Stock Units.

(a) Award. In consideration of Holder’s continued employment with the Company or any Affiliate thereof, or Holder’s contribution to the Company’s business by virtue of Holder’s service to the Company or the Employer, and for other good and valuable consideration, the Company hereby grants to Holder the right to receive the number of RSUs set forth in the Grant Notice, subject to all of the terms and conditions set forth in this Agreement, the Grant Notice and the Plan. Prior to settlement of the Award, the RSUs and the Award represent an unsecured obligation of the Company, payable only from the general assets of the Company.

(b) Vesting; Effect of Termination of Service. The RSUs subject to the Award shall vest in accordance with the Vesting Schedule set forth in the Grant Notice. In addition, the RSUs will be fully vested upon (i) Holder’s Termination of Service as a result of Holder’s death, (ii) Holder’s Termination of Service as a result of Holder’s Disability, (iii) Holder’s Termination of Service as a result of Holder’s Retirement on or after the first anniversary of the Grant Date, (iv) Holder’s Termination of Service by reason of Holder’s termination by the Company or an Affiliate without Cause following a Change in Control, or (v) if Holder is or will be eligible for Retirement at any time on or after the Grant Date and prior to the final Scheduled Vesting Date, immediately prior to a Change in Control. The date on which any of the foregoing acceleration events occurs shall not be considered a Scheduled Vesting Date for purposes of the Agreement. Unless and until the RSUs have vested in accordance with the Vesting Schedule set forth in the Grant Notice, Holder will have no right to any distribution with respect to such RSUs. In the event of Holder’s Termination of Service prior to the vesting of all of the RSUs (but after giving effect to any accelerated vesting pursuant to this Section 1.1(b)), any unvested RSUs will terminate automatically without any further action by the Company and be forfeited without further notice and at no cost to the Company.

(c) Distribution of Shares.

(i) Subject to the terms and conditions of the Plan and this Agreement, including without limitation, Section 1.1(d), Shares shall be distributed to Holder (or in the event of Holder’s death, to his or her estate) with respect to Holder’s vested RSUs within thirty days following the earliest to occur of the following events (each, a “Distribution Event”):

(A) the Scheduled Vesting Date for such RSUs; or

(B) Holder’s Termination of Service (provided that, if Holder is or will be eligible for Retirement at any time on or after the Grant Date and prior to the final Scheduled Vesting Date, such Termination of Service must constitute a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury Regulations) (and, further, if Holder is a “specified employee” (as determined in accordance with Section 409A(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1(i)) on the date of his or her “separation from service” (as defined in Section 1.409A-1(h) of the Treasury Regulations), the delivery of any Shares to be delivered to Holder upon and as a result of such “separation from service” shall be delayed to the extent necessary to avoid a prohibited distribution under Section 409A(2)(B)(i) of the Code, and such Shares shall be distributed to Holder on the earlier of (1) the expiration of the six-month period measured from the date of Holder’s “separation from service,” or (2) the date of Holder’s death, or (3) such earlier date as is permitted under Section 409A of the Code and the Treasury Regulations thereunder)).

(ii) All distributions shall be made by the Company in the form of whole Shares. In lieu of any fractional Share, the Company shall make a cash payment to Holder equal to the Fair Market Value of such fractional Share on the date the RSUs are settled as provided herein.

(iii) Neither the time nor form of distribution of the RSUs may be changed, except as may be permitted by the Administrator in accordance with the Plan and this Agreement and Section 409A of the Code and the Treasury Regulations thereunder.

(d) Effect of Change in Control.

(i) Notwithstanding anything to the contrary in Section 1.1(c) above, if Holder will be ineligible for Retirement at any time on or after the Grant Date and prior to the final Scheduled Vesting Date, then (A) in the event of a Change in Control whereby the vesting of the RSUs is accelerated pursuant to Section 13.2 of the Plan, Shares shall be distributed to Holder with respect to Holder’s vested RSUs (after giving effect to the acceleration pursuant to Section 13.2 of the Plan) immediately prior to the consummation of such Change in Control, and (B) in the event of a Change in Control whereby the vesting of the RSUs is not accelerated pursuant to Section 13.2 of the Plan, the RSUs shall continue in full force and effect following such Change in Control, subject to such adjustments as may be made to the RSUs pursuant to Section 13.2 of the Plan.

(ii) Notwithstanding anything to the contrary in Section 1.1(c) above, if Holder is or will be eligible for Retirement at any time on or after the Grant Date and prior to the final Scheduled Vesting Date, then, in the event of a Change in Control, Shares shall be distributed to Holder with respect to Holder’s vested RSUs (after giving effect to the acceleration pursuant to Section 1.1(b)) immediately prior to the consummation of such Change in Control to the extent such Change in Control constitutes a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5). If such Change in Control does not constitute a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5), the RSUs (or such consideration as is payable with respect to such RSUs pursuant to such Change in Control), shall be paid to Holder on the first Distribution Event to occur under Section 1.1(c) following such Change in Control.

1.2 Tax Withholding.

(a) The Company shall not be obligated to deliver any certificate representing Shares issuable with respect to the RSUs to Holder or his or her legal representative unless and until Holder or his or her legal representative shall have paid or otherwise satisfied in full the amount of all federal, state, local and foreign taxes applicable with respect to the taxable income of Holder resulting from the vesting of the RSUs, Holder’s becoming eligible for Retirement, the distribution of the Shares issuable with respect thereto, or any other taxable event related to the RSUs (the “Tax Withholding Obligation”).

(b) Unless Holder elects to satisfy the Tax Withholding Obligation by some other means in accordance with clause (c) below, Holder’s acceptance of this Award constitutes Holder’s instruction and authorization to the Company to withhold a net number of vested Shares otherwise issuable pursuant to the RSUs having a then-current Fair Market Value not exceeding the amount necessary to satisfy the Tax Withholding Obligation of the Company and its Affiliates based on the minimum applicable statutory withholding rates. In the event Holder’s Tax Withholding Obligation will be satisfied under this Section 1.2(b), then the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on Holder’s behalf a whole number of shares from those Shares issuable to Holder upon settlement of the RSUs as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy Holder’s Tax Withholding Obligation. Holder’s acceptance of this Award constitutes Holder’s instruction and authorization to the Company and such brokerage firm to complete the transactions described above, including the transactions described in the previous sentence, as applicable. Any Shares to be sold at the Company’s direction through a broker-assisted sale will be sold on the day the Tax Withholding Obligation arises or as soon thereafter as practicable. The Shares may be sold as part of a block trade with other participants of the Plan in which all participants receive an average price. Holder will be responsible for all broker’s fees and other costs of sale, and Holder agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale. To the extent the proceeds of such sale exceed Holder’s Tax Withholding Obligation, the Company agrees to pay such excess in cash to Holder as soon as practicable. Holder acknowledges that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy Holder’s Tax Withholding Obligation.

(c) At any time not less than five business days before any Tax Withholding Obligation arises, Holder may elect to satisfy the Tax Withholding Obligation by delivering to the Company an amount that the Company determines is sufficient to satisfy the Tax Withholding Obligation in one or more of the forms specified below:

(i) by cash or check made payable to the Company;

(ii) by the deduction of such amount from other compensation payable to Holder;

(iii) by tendering vested Shares owned by Holder having a then-current Fair Market Value not exceeding the amount necessary to satisfy the Tax Withholding Obligation of the Company and its Affiliates based on the minimum applicable statutory withholding rates; or

(iv) in any combination of the foregoing.

(d) To the maximum extent permitted by Applicable Law, the Company further has the authority to deduct or withhold by the deduction of such amount as is necessary to satisfy any Tax Withholding Obligation from other compensation payable to with respect to any taxable event arising from vesting of the RSUs or the receipt of the Shares upon settlement of the RSUs.

1.3 Conditions to Issuance of Stock Certificates. The Company shall not be required to issue or deliver any Shares upon settlement of the RSUs prior to fulfillment of all of the conditions set forth in Section 11.4 of the Plan.

1.4 Rights as Stockholder. Neither Holder nor any person claiming under or through Holder shall have any of the rights or privileges of a stockholder of the Company in respect of any Shares issuable hereunder unless and until certificates representing such Shares (which may be in uncertificated form) have been issued and recorded on the books and records of the Company or its transfer agents or registrars, and delivered to Holder (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Holder shall have all the rights of a stockholder of the Company, including with respect to the right to vote the Shares and the right to receive any cash or share dividends or other distributions paid to or made with respect to the Shares.

1.5 Leaves of Absence. Unless otherwise provided by the Administrator or to the extent otherwise required by Applicable Law, the RSUs will cease vesting during a leave of absence. If, however, Holder takes an approved medical, FMLA (or other statutorily protected leave) or military leave (an “Approved Leave”), and unless otherwise provided by the Administrator or to the extent otherwise required by Applicable Law, the following provisions will apply:

(a) In the event Holder returns from an Approved Leave and performs services for the Employer for a period of at least thirty calendar days following Holder’s return from such Approved Leave, then Holder shall be treated as if the period of such Approved Leave had been a period of continuous service with the Company or an Affiliate and such number of RSUs as would have vested during such Approved Leave and the foregoing thirty calendar day period pursuant to the vesting schedule set forth in the Grant Notice shall be considered vested retroactively in accordance with the original vesting schedule and such vested RSUs shall be settled within thirty days following the expiration of the foregoing thirty calendar day period.

(b) Unless otherwise provided by the Administrator or to the extent a contrary result is required by Applicable Law, in the event Holder takes a leave of absence other than an Approved Leave, the vesting of the RSUs will be tolled during the period of such leave. In the event Holder returns from such leave of absence and commences performing services for the Employer, the RSUs shall again commence vesting but the period of such leave shall be added to the vesting schedule set forth in the Grant Notice.

(c) In the event of Holder’s Termination of Service during any leave of absence, then the RSUs shall expire in accordance with the provisions of Section 1.1(b) above.

(d) Notwithstanding anything to the contrary in this Agreement, (i) if Holder is or will be eligible for Retirement at any time on or after the Grant Date and prior to the final Scheduled Vesting Date, (ii) if Holder’s Approved Leave exceeds six months, and (iii) Holder’s return to service upon expiration of such leave is not guaranteed by statute or contract, then Holder shall be deemed to have had a Termination of Service and a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury Regulations) for purposes of this Agreement on the last day of such six month period and Holder’s vested RSUs will be distributed as provided in Section 1.1(c) above. To the extent Holder’s authorized leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or to last for a continuous period of at least six months, and such impairment causes Holder to be unable to perform the duties of Holder’s position of employment or any substantially similar position of employment, the six month period in the prior sentence shall be twenty-nine months.

ARTICLE II.

RESTRICTIONS

2.1 Award Not Transferable. This Award, including the RSUs awarded hereunder, may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution unless and until the Shares issuable pursuant to the Award have been issued. This Award and the rights and privileges conferred hereby, including the RSUs awarded hereunder, shall not be liable for the debts, contracts or engagements of Holder or his or her successors in interest and shall not be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect.

2.2 Cancellation of RSUs or Shares; Return of Value.

(a) Notwithstanding any other provision of this Agreement, if at any time during the provision of Holder’s service to the Company or any Affiliate or within six months following Holder’s Termination of Service for any reason, Holder, in the sole judgment of the Company, other than as an employee or a consultant for the Company or an Affiliate in the execution of Holder’s employment duties or provision of consulting services, as the case may be, engages in any of the “Prohibited Activities” listed below, then to the greatest extent permitted by Applicable Law: (i) to the extent the RSUs have not yet been settled, such RSUs (whether vested or unvested) shall immediately be cancelled; (ii) any Shares issued upon settlement of the RSUs during the time period that is six months prior to and six months following Holder’s Termination of Service that have not yet been sold by Holder shall be forfeited back to the Company for no consideration; and (iii) if Holder received Shares upon settlement of the RSUs during the time period that is six months prior to and six months following Holder’s Termination of Service and subsequently sold the received Share(s), any gain represented by the fair market value of the Shares issued upon settlement of the RSUs on the settlement date multiplied by the number of Shares issued to Holder upon settlement of the RSUs shall be paid by Holder to the Company, in cash, without regard to any market price decrease or increase subsequent to the settlement of the RSUs.

(b) “Prohibited Activities” for purposes of this Agreement, are defined as follows:

(i) Directly or indirectly, through an affiliated or controlled entity or person, on Holder’s own behalf or as a partner, consultant, proprietor, principal, agent, creditor, security holder, trustee or otherwise in any other capacity (except by ownership of one percent or less of the outstanding stock of any publicly held corporation) engaging in the following: owning, managing, operating, financing, controlling, investing, participating or engaging in, lending Holder’s name or credit to, rendering services or advice to, or devoting any material endeavor or effort to any business that develops, manufactures, distributes, markets, sells or provides any products or services that are competitive with or similar to the products or services developed (including products or services under development or the subject of planning for possible development), manufactured, distributed, marketed, sold or otherwise provided by Company during Holder’s service, including but not limited to the Competitor List below;

(ii) Directly or indirectly soliciting or otherwise inducing any employee to end his or her employment with Company;

(iii) Disclosing or misusing any confidential, proprietary or material information concerning the Company or an Affiliate;

(iv) Directly or indirectly soliciting Company or Affiliate customers (including prospective customers) with whom Holder had contact or about whom Holder had access to confidential or proprietary information during Holder’s service or otherwise inducing such customers to reduce or terminate their business relationship with the Company or any Affiliate; or

(v) Engaging in research and development efforts (including customer assessment, observation and collaboration activities) such as testing, design, development, and process analysis related to or similar to efforts in which Holder engaged or about which Holder had access to confidential or proprietary information during Holder’s service to the Company or any Affiliate.

(c) For purposes of this Section 2.2, the “Competitor List” includes, but is not limited to, the following entities: Abbott Laboratories; Abcam; Advanced Liquid Logic, Inc.; Affymetrix, Inc.; Agilent Technologies; Inc.; Asuragen, Inc.; Becton, Dickinson and Company; Biomatrica, Inc.; Biomerieux, Inc.; Bio-Rad Laboratories, Inc.; Biosearch Technologies, Inc.; Celsis Holding, Inc.; Claritas Genomics; Danaher Corporation; DNA 2.0; DNA Electronics Ltd. (UK); Enigma Diagnostics Limited; Enzo Biochem, Inc.; Eppendorf; General Electric Company; Genia Technologies, Inc.; Genscript; Harvard Bioscience, Inc.; Helicos Biosciences Corporation; Hologic, Inc.; Ingenuity Systems; IDEXX Laboratories, Inc.; Illumina, Inc.; Integrated DNA Technologies; Lonza Group AG; Luminex Corporation; Merck KGaA; Molecular Transfer, Inc.; NanoString Technologies, Inc.; NextBio; New England Biolabs; Novartis; NuGen Technologies; OligoCo; OriGene Technologies, Inc.; Oxford Nanopore Technologies; Pacific Biosciences, Inc.; Pall Corporation; PeproTech, Inc.; PerkinElmer Inc.; Prionics AG; Promega Corporation; Protein Simple; Qiagen N.V.; Quest Diagnostics Incorporated; Raindance Technologies, Inc.; Roche Holdings Ltd.; Sartorius; Sequenom; Sigma-Aldrich Corporation; Streck; Synthetic Genomics; Takara Bio Inc.; Techne Corporation; Thermo Fisher Scientific Inc.; and Waters Corporation; as well as any entity that is a successor to, acquires a majority of the assets of, or merges in whole or in part with any of the foregoing entities.

(d) By accepting the RSUs, Holder acknowledges and agrees that (i) this Section 2.2 is necessary for the proper protection of the Company’s legitimate business interests, including protection of its trade secrets and confidential and proprietary information, as well as its customer and strategic relationships and good will; (ii) during the provision of Holder’s service to the Company or an Affiliate, Holder has and/or will be personally entrusted with and exposed to such confidential and proprietary information and may also be exposed to the Company’s or such Affiliate’s customer and strategic relationships; (iii) Holder’s services are special and unique; (iv) the Company and its Affiliates have and will continue to be engaged in the highly competitive life sciences and biotechnology industry and the trade secrets, confidential and proprietary information, including its technologies, services and other developments are likely to be of great value to competitors; (v) the Company and its Affiliates operate in a worldwide market and its business and customers are not geographically distinct; therefore, it is appropriate that this provision apply to Prohibited Activities anywhere in the world; (vi) the Company and its Affiliates will suffer great loss and irreparable harm if Holder were to engage in the Prohibited Activities; and (vii) the Prohibited Activities, including with respect to time, geographic area and scope of activity are limited and reasonable and do not impose a greater restraint than is necessary to protect the goodwill and business interests of the Company and its Affiliates and to allow Holder an adequate number and variety of employment alternatives, based on Holder’s varied skills and abilities.

(e) In the event a court of competent jurisdiction determines that the geographic area, duration, or scope of activity of any restriction under this Section 2.2 are more extensive than is necessary to protect the legitimate business interests of the Company and its Affiliates or are otherwise unenforceable, the Company may, in its sole discretion, reform and modify the restrictions under this

Section 2.2 and its subparagraphs to the extent required to render them valid and enforceable under Applicable Law. Notwithstanding Section 3.12 of this Agreement, this Section 2.2 may be in addition to and does not limit the effect of other agreements or understandings between Holder and the Company or any Affiliate with respect to matters addressed in it, including with respect to prohibitions against solicitation and the protection of the Company’s trade secrets and confidential information.

2.3 Other Forfeiture and Claw-Back Provisions. Holder hereby acknowledges and agrees that the RSUs and any amounts issued or paid to Holder in settlement of the RSUs are subject to the provisions of Section 11.5 of the Plan.

2.4 Trading Restrictions.

(a) The Company may establish periods from time to time during which Holder’s ability to engage in transactions involving the Company’s Common Stock is subject to specific restrictions (“Restricted Periods”). Notwithstanding any other provisions herein, Holder may not sell or otherwise dispose of the Shares issuable upon settlement of the RSUs during an applicable Restricted Period unless such sale or disposition is specifically permitted by the Company, in its sole discretion. Holder may be subject to restrictions giving rise to a Restricted Period for any reason that the Company determines appropriate, including, restrictions generally applicable to employees or groups of employees or restrictions applicable to Holder during an investigation of allegations of misconduct or conduct detrimental to the Company or any Affiliate by Holder.

(b) Holder acknowledges and agrees that the RSUs and the Shares issuable upon distribution thereof, any other equity awards now held by Holder or hereafter acquired by Holder, and any Shares issuable upon exercise, vesting or settlement thereof, shall be subject to the terms and conditions of any stock ownership or retention guidelines (the “Guidelines”) adopted from time to time by the Company to the extent such Guidelines are by their terms applicable to Holder. Holder hereby acknowledges and agrees that the Administrator shall have the authority to review Holder’s compliance (or progress towards compliance) with such Guidelines from time to time and, in its sole discretion, to impose such conditions, restrictions or limitations on Holder, the RSUs, the Shares issuable upon distribution thereof, other equity awards held by Holder and other Shares issuable upon exercise, vesting or settlement thereof as the Administrator determines to be necessary or appropriate in order to achieve the purposes of such Guidelines.

ARTICLE III.

OTHER PROVISIONS

3.1 Section 409A.

(a) Notwithstanding any other provision of the Plan, this Agreement or the Grant Notice, the Plan, this Agreement and the Grant Notice shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A of the Code (together with any Treasury Regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Grant Date, “Section 409A”). The Administrator may, in its discretion, adopt such amendments to the Plan, this Agreement or the Grant Notice or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Administrator determines are necessary or appropriate to comply with the requirements of Section 409A.

(b) Unless Holder is or will be eligible for Retirement at any time on or after the Grant Date and prior to the final Scheduled Vesting Date, this Agreement is not intended to provide for any deferral of compensation subject to Section 409A of the Code, and, accordingly, the Shares issuable pursuant to the RSUs hereunder shall be distributed to Holder no later than the later of: (i) the fifteenth day of the third month following Holder’s first taxable year in which such RSUs are no longer subject to a substantial risk of forfeiture, and (ii) the fifteenth day of the third month following first taxable year of the Company in which such RSUs are no longer subject to substantial risk of forfeiture, as determined in accordance with Section 409A and any Treasury Regulations and other guidance issued thereunder.

(c) For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that Holder may be eligible to receive under this Agreement shall be treated as a separate and distinct payment.

3.2 No Right to Continued Employment or Awards.

(a) The Company’s grant of RSUs does not create any employment relationship between Holder and the Company, and nothing in the Plan, the Grant Notice, or this Agreement shall confer upon Holder any right to continue in the employ or service of the Employer or shall interfere with or restrict in any way the rights of the Employer, which rights are hereby expressly reserved, to discharge or terminate the services of Holder at any time for any reason whatsoever, except to the extent expressly provided otherwise in a written agreement between the Employer and Holder.

(b) The grant of the RSUs is a one-time benefit and does not create any contractual or other right to receive a grant of Awards or benefits in lieu of Awards in the future. Future grants, if any, will be at the sole discretion of the Company. In addition, the value of the RSUs and the Shares issuable upon distribution thereof is an extraordinary item of compensation outside the scope of any employment contract. As such, neither the RSUs nor the Shares issuable upon distribution thereof are part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Common Stock is unknown and cannot be predicted with certainty.

3.3 Adjustments. Holder acknowledges that the RSUs, including the vesting of the RSUs and the number of Shares issuable upon distribution thereof, are subject to adjustment in the discretion of the Administrator upon the occurrence of certain events as provided in this Agreement and Section 13.2 of the Plan.

3.4 Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of the Secretary of the Company at the Company’s corporate headquarters or to the then-current email address for the Secretary of the Company, and any notice to be given to Holder shall be addressed to Holder at the most-recent physical or email address for Holder listed in the Company’s personnel records. By a notice given pursuant to this Section 3.4, either party may hereafter designate a different address for notices to be given to that party. Any notice that is required to be given to Holder shall, if Holder is then deceased, be given to the person entitled to receive any Shares issuable upon distribution of the RSUs pursuant to Section 1.1 by written notice under this Section 3.4. Any notice shall be deemed duly given (a) if delivered in person or by courier, on the date it is delivered; (b) if transmitted by email (delivery receipt requested), upon confirmation of receipt; (c) if sent by certified or registered mail (return receipt requested), on the date that mail is delivered or its delivery is first attempted; or (d) if sent by national overnight courier (with confirmation of delivery), on the next business day following deposit of such notice with such national overnight courier.

3.5 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

3.6 Governing Law; Severability; Venue. The laws of the State of Delaware shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflicts of laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable. The parties irrevocably agree that any and all controversies or disputes involving, relating to, or arising out of, or under, this Agreement, including but not limited to its construction, interpretation or enforcement, shall be litigated exclusively in the state or federal courts sitting in the county in which Holder primarily provides services to the Company. Holder irrevocably and unconditionally consents to the personal jurisdiction of the state courts in the county in which Holder primarily provides services to the Company with regard to any and all controversies or disputes involving, relating to, or arising out of, or under, this Agreement. Holder further irrevocably and unconditionally waives any defense or objection of lack of personal jurisdiction over Holder by the state or federal courts sitting in the county in which Holder primarily provides services to the Company.

3.7 Conformity to Securities Laws. Holder acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform, and shall be deemed amended, to the extent necessary, with all provisions of Applicable Law. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the RSUs are granted and may be settled, only in such a manner as to conform to Applicable Law.

3.8 Tax Representations. Holder has reviewed with Holder’s own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Grant Notice and this Agreement. Holder is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Holder understands that Holder (and not the Company) shall be responsible for Holder’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

3.9 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions herein set forth in Article II, this Agreement shall be binding upon Holder and his or her heirs, executors, administrators, successors and assigns.

3.10 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Holder is subject to Section 16 of the Exchange Act, the Plan, the RSUs and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendment thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

3.11 Electronic Delivery and Paperless Administration; Consent to Information Sharing. By accepting this Award, Holder hereby consents and agrees to receive any and all documentation related to the RSUs by electronic delivery and agrees to participate in the Plan through an online or electronic system, such as a system using an internet website or interactive voice response, maintained by the Company or a third party designated by the Company. In addition, in order to facilitate the administration of the Company’s equity administration by a third party, and for such third party administrator to provide reporting to the Company or its Affiliates on shares of Common Stock held within Holder’s account by such third party administrator, Holder hereby provides his or her consent on the sharing of this information by such third party administrator with the Company and its Affiliates. The foregoing consent shall lapse upon Holder’s Termination of Service or his or her earlier revocation of such consent in writing to the Company.

3.12 Amendment, Suspension and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator; provided that, except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall impair any rights or obligations under this Agreement in any material way without the prior written consent of Holder.

3.13 Entire Agreement. The Plan, the Grant Notice and this Agreement constitute the entire agreement of the parties and supersede in their entirety all oral, implied or written promises, statements, understandings, undertakings and agreements between the Company and Holder with respect to the subject matter hereof, including without limitation, the provisions of any employment agreement or offer letter regarding equity awards to be awarded to Holder by the Company, or any other oral, implied or written promises, statements, understandings, undertakings or agreements by the Company or any of its representatives regarding equity awards to be awarded to Holder by the Company.

3.14 Discretionary Nature of Award and Plan. Holder acknowledges and agrees that the Plan is discretionary in nature and limited in duration, and may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time.

3.15 Waiver of Claims. In consideration of the grant of the RSUs under this Agreement, no claim or entitlement to compensation or damages shall arise from the termination of the RSUs or the diminution in value of the Shares underlying the RSUs resulting from Holder’s Termination of Service (for any reason whatsoever and whether or not in breach of local labor laws), and Holder irrevocably releases the Company and any Affiliate from any such claim that may arise. Notwithstanding the foregoing, if any such claim is found by a court of competent jurisdiction to have arisen, then, by accepting the Award, Holder shall be deemed to have irrevocably waived Holder’s entitlement to pursue such claim.

3.16 Addendum. Notwithstanding any provisions of this Agreement to the contrary, the RSUs shall be subject to any special terms and conditions for Holder’s country of residence (and country of employment, if different) set forth in an addendum to this Agreement (an “Addendum”). Further, if Holder transfers Holder’s residence and/or employment to another country reflected in an Addendum to this Agreement at the time of transfer, the special terms and conditions for such country will apply to Holder to the extent the Company determines, in its sole discretion, that the application of such terms and conditions is necessary or advisable in order to comply with local laws, rules and regulations or to facilitate the operation and administration of the Award and the Plan (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate Holder’s transfer). In all circumstances, any applicable Addendum shall constitute part of this Agreement.

3.17 Additional Terms and Conditions. The Company reserves the right to impose other requirements on the RSUs, any Shares acquired pursuant to the RSUs and Holder’s participation in the Plan to the extent the Company determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local laws, rules and regulations or to facilitate the operation and administration of the Award and the Plan. Such requirements may include (but are not limited to) requiring Holder to sign any agreements or undertakings that may be necessary to accomplish the foregoing.